SEC File Number 001-13283
CUSIP Number 70788V300 70788V102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Penn Virginia Corporation

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	14701 St. Mary’s Lane Suite 275

City, State and Zip Code:	Houston, Texas 77079

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 12, 2016, Penn Virginia Corporation (the “Company”) emerged from Chapter 11 bankruptcy. In connection with its emergence from bankruptcy, the Company has adopted fresh-start accounting as required by GAAP. This accounting change will be reflected beginning in the Company’s Form 10-Q for the quarter ended September 30, 2016. The Company’s management requires additional time to complete the financial statements applying fresh-start accounting.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Steven A. Hartman	(713)	722-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III, the Company has adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings, or fresh-start accounting. Accordingly, the Company’s results of operations after September 12, 2016, are not comparable to its results of operations prior to that date.

SIGNATURE

Penn Virginia Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION

By:	/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President, Chief Financial
Officer and Treasurer

Date: November 9, 2016

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